RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Red Metal Resources Executes Definitive Agreement to Acquire 100% Interest in Mineral
Claims Package in Ville Marie, Quebec, Contiguous to Recent Hydrogen Discovery

VANCOUVER, BC, OCTOBER 30, 2024 - RED METAL RESOURCES LTD. ("Red Metal" or the "Company") (CSE: RMES, OTCPINK: RMESF, FSE: I660) is pleased to announce that it has completed due diligence and executed a Definitive Agreement (the "Agreement") with an arm's length vendor to acquire a 100% interest in three separate packages of mineral claims and mineral claim applications directly contiguous to Quebec Innovative Materials Corp.'s ("QIMC") recent Hydrogen sample discovery of over 1,000 ppm, announced on September 4th 2024. These mineral claim blocks are located within the Timiscaming Graben formation approximately 15 km north of the town of Ville Marie, Quebec, located between two major mining cities and is accessible by road (Route 101).

This news release may contain information about adjacent properties on which the Company has no right to explore or mine. Investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on the Company's properties.

Red Metal Resources President and CEO, Caitlin Jeffs stated, "We have finalized our acquisition of these prospective mineral claims and are actively evaluating additional acquisitions in the area. Red Metal is actively planning an initial comprehensive exploration program directly next to QIMC's recent hydrogen discovery. This new property represents an exciting opportunity to expand our clean energy portfolio as we continue to advance our Carrizal Copper/Gold property in Cordillera, Chile."

Red Metal Resources is planning an initial exploration program that could include but not limited to:

● Artificial Intelligence and target mapping algorithms which utilize known hydrogen occurrences to outline target areas having a similar spectral response to QIMC's hydrogen occurrences.

● Gas sampling from the soil and underwater surveys in Timiskaming Lake. These surveys can be used to locate degassing zones associated with faults in the Timiskaming rift.

● Gravimetry and audiomagnetotellurism (AMT) geophysics to assess variations in the thickness of local sedimentary rock deposits (gravity troughs) over the Archean basement. AMT data will assist in locating graben-related faults in the St-Bruno-de-Guigue area that are covered by quaternary sediments.

● Regional remote sensing gas surveys to identify specific targets to provide useful remote sensing data for hydrogen and helium exploration.

● Fieldwork can be carried out mainly in the Municipality of St-Bruno-de-Guigues sector.

The Company is currently reviewing regional geologic data to assist in the evaluation of potential additional acquisitions in the immediate area as well as the formulation of an initial exploration plan with further details to be provided in due course.

Figure 1. Claims Area Map (RMES Outlined in Red)

These claim blocks consist of three separate packages, covering 19 cells and totaling over 1,100 hectares to the North, Northeast and the Southwest of QIMC's Hydrogen-in-soil sample discovery. These claim blocks are contiguous on three sides to Quebec Innovative Materials Corp. and cover possible extensions in multiple directions. To date, 11 of the 19 cells have been approved by the Quebec Ministry of Natural Resources and Forests.

Terms of the Agreement

Under the terms of the Agreement to acquire a 100% interest in 19 mineral claims, Company has agreed to pay $5,000 plus GST (Goods and Services Tax) and issue up to 1.6 million common shares of the Company. To date, 11 of 19 claim applications have been approved by the Quebec Ministry of Natural Resources and Forests and the Company will issue 1,100,000 shares upon closing of the acquisition of 11 approved claims. The balance of 500,000 shares reserved to be issued once the remaining eight claim applications are approved.  No royalty is to be paid out of any potential future revenue.  The Company's acquisition of the Property remains subject to customary conditions of closing, including the Company completing due diligence to its satisfaction and the approval of the Canadian Securities Exchange (if required), and is expected to complete shortly. The common shares issuable in connection with the Agreement will be subject to a four month hold period under applicable Canadian securities laws.

Figure 2. Claim Location Map

Market Maker

In addition, Red Metal is pleased to announce that the Company has retained Venture Liquidity Providers Inc. ("VLP") to initiate its market-making service to assist in maintaining an orderly trading market for the Company's common shares. The market-making service will be undertaken by VLP through a registered broker, W.D. Latimer Co. Ltd., in compliance with the policies of the CSE and other applicable laws.

In consideration for the services provided by VLP, the Company has agreed to pay VLP $5,000 per month, commencing on November 1, 2024, for an initial term of three months. Following the initial term, the agreement will renew for successive one-month terms, provided that after the initial three-month term the agreement may be terminated by either party at any time. The Company and VLP are at arm's length and VLP has no present interest, direct or indirect, in the Company or its securities. The finances and the shares required for the market-making service are to be provided by W.D. Latimer. The fee paid by the Company to VLP is for services only and there are no performance factors contained in the agreement. VLP will not receive shares or options as compensation.

VLP is a specialized consulting firm based in Toronto providing a variety of services focused on CSE listed issuers. VLP's CEO, JC Cunningham, can be reached by telephone at (416) 891-4349 or by email at info@vlpinc.net.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing clean energy and strategic minerals projects. The Company's current portfolio include the 100% owned Ville Marie claims in Quebec, Canada as well as Company's Chilean projects which are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the Canadian Securities Exchange under the symbol RMES, on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF and on the Frankfurt Stock Exchange under the symbol I660.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, President & CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com

Forward-Looking Statements - All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to the ability to raise adequate financing, receipt of required approvals, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR+ profile at www.sedarplus.ca. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

Neither the Canadian Securities Exchange nor the Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.